

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2003
WASH., D.C.
188
SECTION

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission File Number: 0-238001

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

LACROSSE FOOTWEAR, INC. UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LACROSSE FOOTWEAR, INC.
18550 NE Riverside Parkway
Portland, Oregon 97230

REQUIRED INFORMATION

The following financial statements and schedules of the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2002



Hawkins, Ash, Baptie & Company, LLP

Certified Public Accountants ◆ *Management Consultants*

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hawkins, Ash, Baptie & Co., LLP
La Crosse, Wisconsin
May 29, 2003

Your Success is our Destination
www.habco.com

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS	DECEMBER 31, 2002	DECEMBER 31, 2001
Investments, at fair value		
Common stock - LaCrosse Footwear, Inc.	$ 14,986	$ 20,506
Value of interest in common trust and mutual funds		
Firstar Growth and Income Fund	--	6,720
Firstar Select Equity Growth Fund	--	382,792
Firstar Total Return Balanced Fund	--	473,808
First American Equity Index Fund	46,870	67,514
American Century Ultra Fund	14,947	39,680
Brandywine Fund	16,765	40,027
Heartland Value Fund	10,718	23,441
Janus Investment Mercury Fund	15,597	60,374
Firstar Total Return Bond Fund	--	33,033
Federated Capital Appreciation Fund	58,429	--
First American Equity Income Fund	50,168	--
First American Small Cap Core Fund	25,949	--
First American Mid Capital Core Fund	42,451	--
First American Bond Index Fund	34,212	--
First American Balanced Fund	213,081	--
Other miscellaneous funds	99	--
	$ 544,272	$ 1,147,895
Receivables		
Pending trades	$ 303	$ --
Accrued interest and dividends	245	883
Employer contributions	159	1,893
Participant contributions	478	2,629
	$ 1,185	$ 5,405
Cash and cash equivalents	$ 238,733	$ 517,634
TOTAL ASSETS	$ 784,190	$ 1,670,934
LIABILITIES	--	--
TOTAL ASSETS AVAILABLE FOR BENEFITS	**$ 784,190**	**$ 1,670,934**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,	
	2002	2001
ADDITIONS (SUBTRACTIONS)		
Additions to Net Assets Attributed to Investment Income:		
Net (depreciation) in fair value of investments	$ (176,992)	$ (237,660)
Interest and dividends	23,709	49,556
Participant contributions	24,710	102,748
Employer contributions	7,657	21,306
Transfers between funds	19,242	4,196
TOTAL (SUBTRACTIONS)	$ (101,674)	$ (59,854)
DEDUCTIONS		
Deductions From Net Assets Attributed to:		
Administrative expenses	$ 11,179	$ 15,604
Benefits paid	754,649	932,688
Transfers between funds	19,242	4,196
TOTAL DEDUCTIONS	$ 785,070	$ 952,488
NET (DECREASE) DURING THE YEAR	$ (886,744)	$ (1,012,342)
Net Assets Available for Benefits		
Beginning of year	1,670,934	2,683,276
END OF YEAR	**$ 784,190**	**$ 1,670,934**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Effective Date - The LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan (Trust) became effective January 1, 1989.

General - The Plan is a defined contribution plan covering all company employees governed by the Local No. 14 United Steel Workers of America collective bargaining agreement, who meet the eligibility requirements and elect to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, ("ERISA").

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) employer-matching contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings, thereon. Participants are vested in the employer-matching contributions plus actual earnings after five years of credited service.

Payment of Benefits - At such time as an employee qualifies for payment of benefits, a lump-sum amount equal to the value of participant's vested account balance, may be distributed.

Forfeited Accounts - At December 31, 2002, forfeited non-vested accounts totaled $2,144. These accounts will be used as soon as administratively possible, to reduce future employer contributions in 2003.

NOTE 2 - Summary of Significant Accounting Policies

Investment Administration and Valuation - The activities of the Trust are administered by an outside, independent trustee. The investments of the Plan are accounted for on a market value basis. The fair values as presented on the statement of net assets available for benefits are as determined by the Trustee.

Administrative Expenses - All expenses of administration may be paid out of the Trust Fund unless paid by the Plan Sponsor. The Trust paid administration expenses of $11,179 and $15,604, respectively, during 2002 and 2001.

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Trustee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002 AND 2001

NOTE 3 - Funding Policy

Participants may elect annually to defer up to 30 percent of compensation (15 percent prior to January 1, 2002). The Plan also provides for an employer-matching contribution equal to 100 percent of the first 2 percent of compensation deferred (50 percent of the first 2 percent of compensation deferred prior to October 1, 2001).

NOTE 4 - Plan Termination

Although it has not expressed any intent to do so, the company has the right under the Plan to amend or terminate the Plan, subject to the provisions of ERISA and subject to the agreement entered into between LaCrosse Footwear, Inc., and Local 14, United Steel Workers of America. In the event of plan termination, the company shall give written notice thereof to the Plan Administrator and the Trustee. A Plan participant will remain 100 percent vested in all account contributions and earnings if the Plan is terminated. Participant's accounts may be transferred to a successor plan or held in the trust fund until the participant's retirement, death or other termination of employment. No amendments shall authorize or permit any part of the Trust Fund (other than such part as is required to pay taxes and administration expenses) to be used for or diverted to purposes other than for the exclusive benefit of the Participants or the beneficiaries or estate.

NOTE 5 - Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents investments that represent 5 percent or more of the Plan's net assets.

Investments at fair value as determined by quoted market price.

	DECEMBER 31,			
	2002		2001	
	SHARES	FAIR MARKET	SHARES	FAIR MARKET
Value of Interest in Common Trust and Mutual Funds:				
Firstar Select Equity Growth Fund*	--	$ --	16,604	$ 382,792
Firstar Total Return Balanced Fund*	--	--	14,235	473,808
First American Equity Index Fund*	2,839	46,870	**	**
Federated Capital Appreciation Fund	3,016	58,429	--	--
First American Equity Income Fund*	4,857	50,168	--	--
First American Mid Capital Core Fund*	1,452	42,451	--	--
First American Balanced Fund*	24,297	213,081	--	--

* Represents party-in-interest transaction
**Investment is less than 5 percent of the Plan's net assets

NOTE 5 - Investments - Continued

During 2002 and 2001, the Plan's investments (depreciated) in value by $(176,992) and $(237,660), respectively. For financial statement purposes, realized gains and losses are calculated using historical cost figures. IRS Form 5500 reflects realized gains and losses using revalued cost figures as of the beginning of the plan year. The (depreciation) in value is composed of aggregate realized and unrealized (loss) gain as follows:

	YEAR ENDED DECEMBER 31,	
	2002	2001
Realized	$ (141,475)	$ (319)
Unrealized	(35,517)	(237,341)
TOTAL	$ (176,992)	$ (237,660)

The (depreciation) by major class of investment is as follows:

	2002	2001
Common stocks	$ (4,550)	$ 55
Common trust funds	(132,021)	(178,647)
Mutual funds	(40,421)	(59,068)
TOTAL	$ (176,992)	$ (237,660)

NOTE 6 - Tax Status

The Plan obtained its latest determination letter on September 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the letter. However, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 - Transactions With Parties in Interest

Fees for legal and professional services rendered to the Plan may be paid for by the company at its discretion. The Plan invests in certain common trust and mutual funds that are managed by the Plan Trustee. Also, transactions involving LaCrosse Footwear, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 - Plan Amendments

Effective October 1, 2001, the Plan provides for an employer-matching contribution equal to 100 percent of the first 2 percent of compensation deferred (for a maximum employer-matching contribution of 2 percent). Prior to October 1, 2001, the Plan provided for an employer-matching contribution equal to 50 percent of the first 2 percent of compensation deferred (for a maximum employer-matching contribution of 1 percent).

Effective October 1, 2001, an eligible employee will become a participant on the first day of the pay period after 30 days of becoming a member of Local No. 14, United Steel Workers of America. Prior to October 1, 2001, an eligible employee became a participant on the first day of the calendar quarter following the date of becoming a member of Local No. 14, United Steel Workers of America.

Effective January 1, 2002, the Plan was amended to comply with the provisions of the Economic Growth and Tax Relief Act of 2001.

Effective December 19, 2002, participants were no longer allowed to direct salary deferrals into the LaCrosse Footwear, Inc. stock fund.

SUPPLEMENTAL INFORMATION

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002
PLAN #005
39-1446816

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION	(d) COST	(e) CURRENT VALUE
*	Common Stock	LaCrosse Footwear, Inc.	$ 22,810	$ 14,986
*	Mutual Funds	First American Equity Index Fund	70,931	46,870
	Mutual Funds	American Century Ultra Fund	28,489	14,947
	Mutual Funds	Brandywine Fund	33,277	16,765
	Mutual Funds	Heartland Value Fund	12,191	10,718
	Mutual Funds	Janus Investment Mercury Fund	41,602	15,597
	Mutual Funds	Federated Capital Appreciation Fund	58,974	58,429
*	Mutual Funds	First American Equity Income Fund	50,348	50,168
*	Mutual Funds	First American Small Cap Core Fund	25,734	25,949
*	Mutual Funds	First American Mid Capital Core Fund	42,081	42,451
*	Mutual Funds	First American Bond Index Fund	33,976	34,212
*	Mutual Funds	First American Balanced Fund	215,529	213,081
	Mutual Funds	Other miscellaneous funds	100	99
	Cash/Money Market Funds	Cash and Cash Equivalents	238,733	238,733
				$ 783,005

SCHEDULE OF INVESTMENT ASSETS
THAT WERE BOTH ACQUIRED AND
DISPOSED OF WITHIN THE PLAN YEAR

(a) Identity of Issue	(b) Description	(c) Cost of Acquisition	(d) Proceeds of Dispositions

NONE

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2002
PLAN #005
39-1446816

(a)	(b)	(c)	(d)	(e)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental

NONE

(f) Expenses Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, LaCrosse Footwear, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, and State of Oregon, on the 25th day of June, 2003.

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN



By:________________________________
Joseph P. Schneider
President and Chief Executive Officer
LaCrosse Footwear, Inc.

EXHIBIT INDEX

LACROSSE FOOTWEAR, INC.
UNION EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 11-K

Exhibit (23.1)

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation of our report included in this Form 11-K into LaCrosse Footwear Inc.'s Registration Statement on Form S-8, Registration No. 33-77516, filed on April 8, 1994.

HAWKINS, ASH, BAPTIE & COMPANY, LLP

Hawkins, Ash, Baptie & Co., LLP

June 24, 2003
La Crosse, Wisconsin

Exhibit (99.1)

Written Statement of the President and Chief Executive Officer
Pursuant to 18 U.S.C. ∍1350, as adopted pursuant to
∍906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. ∍1350, I, the undersigned President and Chief Executive Officer of LaCrosse Footwear, Inc. (the "Company"), which administers the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan (the "Plan"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Joseph P. Schneider
June 25, 2003

A signed original of this written statement required by Section 906 has been provided to LaCrosse Footwear, Inc. and will be retained by LaCrosse Footwear, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit (99.2)

Written Statement of the Executive Vice President and Chief Financial Officer
Pursuant to 18 U.S.C. ϶1350, as adopted pursuant to
϶906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. ϶1350, I, the undersigned Executive Vice President and Chief Financial Officer of LaCrosse Footwear, Inc. (the " Company"), which administers the LaCrosse Footwear, Inc. Union Employees' Retirement Savings Plan (the " Plan"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of Plan for the year ended December 31, 2002 (the " Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



David P. Carlson
June 25, 2003

A signed original of this written statement required by Section 906 has been provided to LaCrosse Footwear, Inc. and will be retained by LaCrosse Footwear, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.